

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 29, 2010

Charles J. Zwebner
Chief Executive Officer
Rapid Link, Incorporated
300 71st Street, Suite 500
Miami, FL 33141

> **RE: Rapid Link, Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 0-22636**

Dear Mr. Zwebner:

We have reviewed your supplemental response dated April 21, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Purposes of the Amendment, page 6

1. We note your response to comment one from our letter dated April 8, 2010. We note your assertion that there are a variety of business reasons for increasing the company's authorized capital. However, we note the statement on page six of your proxy statement that the "primary purpose of the amendment" is to provide sufficient authorized shares of common stock for the conversion of the shares that were issued in connection with the closing of the transaction. We also note your analysis that the Share Exchange Agreement did not obligate the company to amend its certificate of incorporation to provide for the full conversion of the preferred shares as a condition to the closing. However, as we previously indicated, we believe that pursuant to Note A the proxy statement should contain the information required by Item 14 of Schedule 14A because at the time of the acquisition, the company knew that additional shares of common stock would be needed to convert the shares of preferred stock being issued to Blackbird. Please either provide us with additional legal analysis for your position that Item 14 disclosure is not required, including citations

to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14.

*   *   *   *

Please revise your preliminary proxy in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s Celeste Murphy for

Larry Spirgel
Assistant Director

Cc: Carlos Mas
       Via facsimile: (305) 530-0055